[GRAPHIC OMITTED]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE

                                                                January 21, 2003



               NASDAQ LISTING AND DETAILED RESULTS FOR THE QUARTER
                    AND NINE MONTHS ENDED SEPTEMBER 30, 2002

New York, London and Luxembourg - January 21, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that it has received written confirmation from The Nasdaq Stock Market, Inc. that Millicom would be delisted from the Nasdaq National Market unless its equity was raised to at least $10 million or it were able to maintain its minimum bid price per share at $3 for a period of ten consecutive trading days on or before February 17, 2003.

Millicom also announces today a more detailed version of its results for the quarter and nine months ended September 30, 2002, previously announced on October 23, 2002.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                        Telephone: +44 20 7588 2721
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Andrew Best                                         Telephone: +44 20 7321 5022
Shared Value Ltd, London

Visit Millicom's homepage at http://www.millicom.com

              Unaudited Consolidated Interim Financial Information
                            As of September 30, 2002
               And for the three months and nine months then ended

The following are the unaudited consolidated interim financial statements as of September 30, 2002 and for the three and nine months ended September 30, 2002.

Consolidated Balance Sheets as of:

                                             September 30,    December 31,
                                                 2002            2001
                                              (Unaudited)      (Audited)
                                  --------------------------------------------

ASSETS                                         US$ '000        US$ '000
------------------------------------------------------------------------------
Intangible assets

   Goodwill, net                                  51,084           52,575
   Licenses, net                                 136,738          164,541
   Deferred costs and other
     non-current assets, net                      17,978           20,712

Tangible assets, net                             472,377          512,236

Financial assets

   Investment in securities                      241,524          671,802
   Investments in associate
   companies                                      51,255           52,858
   Pledged deposits                               62,109           47,404

Deferred taxation                                  1,175            3,785

                                          ------------------------------------
TOTAL FIXED ASSETS                             1,034,240        1,525,913
                                          ------------------------------------

CURRENT ASSETS

   Investment in securities                          -                -
   Inventories                                    10,717           12,932
   Debtors
     Trade debtors, net                          128,389          136,078
     Amounts due from joint
     ventures                                     50,748           46,001
     Amounts due from affiliates                   9,013            9,258
   Prepaid and accrued income                     26,362           27,228
   Other current assets                           38,413           35,800
   Time deposits                                  10,974           21,444
   Cash and cash equivalents                      48,358           56,276

                                          ------------------------------------
TOTAL CURRENT ASSETS                             322,974          345,017
                                          ------------------------------------

TOTAL ASSETS                                   1,357,214        1,870,930
                                          ====================================


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

Consolidated Balance Sheets (cont.)       September 30,    December 31,
                                               2002            2001
                                           (Unaudited)      (Audited)

                                  -----------------------------------------

SHAREHOLDERS' EQUITY

  AND LIABILITIES                           US$ '000        US$ '000
---------------------------------------------------------------------------

 SHAREHOLDERS' EQUITY

   Share capital and premium                  281,989         281,989
   Treasury stock                             (54,521)        (52,033)
   Legal reserve                                4,256           4,256
   Retained (loss) profit brought
     forward                                  (57,719)         80,334
   Loss for the period                       (112,736)       (138,053)
   Revaluation reserve                       (366,796)        (61,325)
   Currency translation reserve               (80,298)        (46,274)

                                          ---------------------------------
 TOTAL SHAREHOLDERS' EQUITY                  (385,825)         68,894
                                          ---------------------------------

 Minority interest                             25,562          10,262
                                          ---------------------------------

 LIABILITIES

 Liabilities due after more than one
   year

   Deferred taxation                           17,790          20,507
   Debt and other financing
     Corporate subordinated debt              955,858         954,601
     Other debt and financing                 239,442         347,475
                                          ---------------------------------
                                            1,213,090       1,322,583
                                          ---------------------------------
 Liabilities due within one year

   Other debt and financing                   201,726         153,898
   Trade creditors                            106,101         109,739
   Amounts due to shareholders                  7,656           7,158
   Amounts due to affiliated companies         11,714          18,800
   Financial liabilities                       15,803          36,365
   Accrued interest and other expenses         82,004          57,981
   Other current liabilities                   79,383          85,250
                                          ---------------------------------
                                              504,387         469,191
                                          ---------------------------------
 TOTAL LIABILITIES                          1,717,477       1,791,774
                                          ---------------------------------

 TOTAL SHAREHOLDERS' EQUITY AND
   LIABILITIES                              1,357,214       1,870,930
                                          =================================


              The accompanying notes are an integral part of these
                          consolidated balance sheets.

Consolidated Statements of Profit and Loss for the three months ended:

                                             September 30,   September 30,
                                                 2002            2001
                                              (Unaudited)     (Unaudited)
                                  ----------------------------------------

                                               US$ '000         US$ '000
                                  ----------------------------------------

Revenues                                       155,826          159,376

Operating expenses:
Cost of revenues (excluding
   depreciation and amortization)              (40,410)         (46,306)
Sales and marketing                            (20,093)         (22,179)
General and administrative expenses            (24,234)         (26,474)
Corporate and license acquisition costs         (3,559)          (6,155)
Write-down of assets, net                       (7,841)          (2,185)
Depreciation and amortization                  (37,380)         (38,034)
                                             ------------     ------------
OPERATING PROFIT                                22,309           18,043
 (Loss) Gain on exchange and
   disposal  of investments                    (59,737)          28,370
Loss from associate companies                     (860)          (1,167)
                                             ------------     ------------
(LOSS) PROFIT BEFORE
   FINANCING AND TAXES                         (38,288)          45,246
Interest expense                               (49,709)         (52,542)
Interest income                                  3,188            5,122
Income (charge) for financial instruments       22,911          (12,007)
Exchange loss, net                              (2,199)             (21)

                                             ------------     ------------
LOSS BEFORE TAXES                              (64,097)         (14,202)
Charge for taxes                                (5,844)          10,136

                                             ------------     ------------
LOSS AFTER TAXES                               (69,941)          (4,066)
Minority interest                               (2,417)             894

                                             ------------     ------------
LOSS FOR THE QUARTER                           (72,358)          (3,172)
                                             ============     ============

LOSS PER COMMON SHARES (US$)                     (1.48)           (0.06)
                                             ============     ============
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING IN THE
   PERIOD (in thousands)                        48,860           48,865
                                             ============     ============


              The accompanying notes are an integral part of these
                   consolidated statements of profit and loss.

Consolidated Statements of Profit and Loss for the three months ended


                                            September 30,     September 30,
                                                2002              2001
                                             (Unaudited)       (Unaudited)
                                  -----------------------------------------

                                             US$ '000          US$ '000
                                  -----------------------------------------

Revenues                                       449,907           493,772

Operating expenses:
Cost of revenues (excluding
   depreciation and amortization)             (123,898)         (143,251)
Sales and marketing                            (59,995)          (73,473)
General and administrative expenses            (66,918)          (79,232)
Corporate and license acquisition costs        (16,822)          (20,668)
Write-down of assets, net                       (9,449)           (2,230)
Depreciation and amortization                 (105,915)         (113,205)

                                           --------------    --------------
OPERATING PROFIT                                66,910            61,713
(Loss)  Gain on exchange and
   disposal  of investments                    (33,039)           29,339
Loss from associate companies                   (2,540)           (1,945)

                                           --------------    --------------
PROFIT BEFORE FINANCING AND                     31,331            89,107
   TAXES

Interest expense                              (143,849)         (156,246)
Interest income                                  9,126            17,531
Other income                                    15,211             8,075
Income (Charge) for financial instruments       18,922            (9,321)
Exchange loss, net                             (18,408)          (17,990)

                                           --------------    --------------
LOSS BEFORE TAXES                              (87,667)          (68,844)
Charge for taxes                               (19,549)           (1,354)

                                           --------------    --------------
LOSS AFTER TAXES                              (107,216)          (70,198)
Minority interest                               (5,520)            3,528

                                           --------------    --------------
LOSS FOR THE NINE MONTHS                      (112,736)          (66,670)
                                           ==============    ==============

LOSS PER COMMON SHARE (US$)                      (2.30)            (1.36)
                                           ==============    ==============
WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING IN THE
   PERIOD (in thousands)                        48,977            48,865
                                           ==============    ==============


              The accompanying notes are an integral part of these
                   consolidated statements of profit and loss.

Consolidated Statements of Cash Flows for the nine months ended:

                                             September 30,     September 30,
                                                  2002              2001
                                              (Unaudited)       (Unaudited)
                                  ------------------------------------------
                                       Notes   US $'000          US $'000
                                  ------------------------------------------
Net cash provided by operating
activities                                       54,693           50,872

Cash flow from investing activities              17,206          (27,129)

Cash flow from financing activities             (79,516)         (38,679)

Cash effect of exchange rate changes               (301)          (1,644)

                                             --------------    -------------
Net decrease in cash and cash
equivalents                                      (7,918)         (16,580)
Cash and cash equivalents, beginning             56,276           94,921
                                             --------------    -------------

Cash and cash equivalents, ending                48,358           78,341
                                             ==============    =============


              The accompanying notes are an integral part of these
                     consolidated statements of cash flows

Consolidated Statements of Changes in Shareholders' Equity for the nine months ended:

                                             September 30,    September 30,
                                                 2002              2001
                                              (Unaudited)      (Unaudited)
                                        ------------------------------------
                                               US $'000         US $'000
                                        ------------------------------------

Shareholders' equity at January 1, as
previously reported                                   -          341,191

Effect of adopting IAS 39, financial                  -          (45,264)
instruments

                                             --------------    -------------
Shareholders' equity at January 1, as            68,894          295,927
restated

Shares issued/sold via exercise of                    -                8
share options

Purchase of treasury stock                       (2,488)               -

Loss in period                                 (112,736)         (66,670)

Movement in revaluation reserve                (305,471)        (305,291)

Movement in currency translation                (34,024)         (19,240)
reserve

                                             --------------    -------------

Shareholders' equity                           (385,825)         (95,266)
                                             ==============    =============


              The accompanying notes are an integral part of these consolidated statements of changes in shareholders' equity.

Notes to the Consolidated Accounts as of September 30, 2002

1. ORGANIZATION

Millicom International Cellular S.A. (the "Company"), a Luxembourg Societe Anonyme, and its subsidiaries, joint ventures and associate companies (the "Group" or "MIC") is a global telecommunications investor with cellular operations in Latin America, Asia and Africa. As of September 30, 2002, the Company had interests in 18 cellular operations in 17 countries. In addition, MIC operates a clearing house and has licenses to provide high-speed wireless data services in eight countries. As of September 30, 2002, MIC also had a 10.5% interest in Tele2 AB. Tele2 AB is an alternative pan-European telecommunication company offering fixed and mobile telephony, data network and internet services in 21 countries. The Company's shares are traded on the NASDAQ National Market under the symbol MICC and on the Luxembourg stock exchange. The Company has its registered office at 75, Route de Longwy, L-8080, Bertrange, Grand-Duchy of Luxembourg.

MIC's cellular interests ("MIC Cellular") operate through strategic operating entities principally focused on major geographic regions of the world:

Sanbao Telecom (Asia)
MIC Latin America
MIC Africa
MIC Systems (GSM clearing)

The Group was formed in December 1990 when Industriforvaltnings AB Kinnevik ("Kinnevik"), a company established in Sweden, and Millicom Incorporated ("Millicom"), a corporation established in the United States of America, contributed their respective interests in international cellular joint ventures to form the Group. During 1992, the Group was restructured under a new ultimate parent company, maintaining the same name. On December 31, 1993, Millicom was merged ("the Merger") into a wholly-owned subsidiary of MIC, MIC-USA Inc ("MIC-USA") a Delaware corporation, and the outstanding shares of Millicom's common stock were exchanged for approximately 46.5% of MIC's common stock outstanding at that time.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Financial Reporting Standards ("IFRS") as published by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the financial statements reflect all adjustments (of a normal recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2001 and 2000. The results for the nine month period ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Beginning on January 1, 2001, IAS 39, "Financial Instruments: Recognition and Measurement" became effective. The statement required that all financial assets and financial liabilities, including derivatives, be recognized on the balance sheet. Upon adoption of IAS 39, the Group recorded a cumulative adjustment, reflected in shareholders' equity, related to the options and other contracts of $45,264,000,

The interim consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2001.

3. INVESTING ACTIVITIES

In April 2002, MIC announced it had obtained all the GSM licenses required under the terms of the sale of FORA Telecom to Tele2 AB in 2001 and therefore received an additional $30,000,000 payment as specified in the agreement. This additional payment was recorded as a gain in the profit and loss statement.

In May 2002, the Group disposed of 17% of its share in MIC Systems BV to Kinnevik, a related party, for a total consideration of $ 17,000,000, generating a gain of $14,244,000.

In August 2002, MIC's partner in the operation in Vietnam exercised its option to increase its equity interest in the operation. This transaction reduced MIC's equity ownership in the operation in Vietnam from 90% to 80%, generating a loss of $ 5,070,000, while the fair value of the option that was estimated as at December 31, 2001 at $21,951,000 was reversed to income for financial instruments.

In September 2002, the Group sold Liberty Broadband Ltd., its high-speed wireless data business in the UK, for no consideration. This disposal generated a loss of $9,872,000.

During the period from January 1, 2002 to September 30, 2002, the Group sold 3,232,764 Tele2 AB 'B' shares generating a loss of $ 59,866,000.

4. DEBT AND FINANCING

During the period from January 1, 2002 to September 30, 2002, the Group reimbursed partly its financing with Toronto-Dominion Bank for a total of $22,707,000. The amount outstanding under this facility as of September 30, 2002 amounts to $ 150,658,000.

In March 2002, the Group repurchased $34.0 million in value of Celcaribe high yield note trust certificates, recording a gain of $13.6 million.

During the period from January 1, 2002 to September 30, 2002, the Group purchased 386,350 of its own shares at a cost of $2,488,000. These shares are held as treasury stock at cost.

5. SEGMENTAL REPORTING

Revenues

                                              Nine months         Nine months
                                                 ended              ended
                                             September 30,       September 30,
                                                 2002                2001
                                              (Unaudited)        (Unaudited)
                                            ----------------------------------
                                                US $'000           US $'000
                                            ----------------------------------

Sanbao Telecom                                    170,379            156,506
MIC Latin America                                 207,066            223,455
MIC Africa                                         38,241             33,604
MIC Systems                                        22,782             20,000
Other                                              11,439              8,286
Company currently accounted for
under equity method                                     -             17,311
                                                ------------       -----------
Divested                                                -             34,610
                                                ------------       -----------
                                                  449,907            493,772
                                                ============       ===========

Profit after taxes

                                              Nine months         Nine months
                                                 ended              ended
                                             September 30,       September 30,
                                                 2002                2001
                                              (Unaudited)        (Unaudited)
                                            ----------------------------------
                                                US $'000           US $'000
                                            ----------------------------------

Sanbao Telecom                                     30,041             11,125
MIC Latin America                                  14,056              4,390
MIC Africa                                         (1,470)            (1,159)
MIC Systems                                         5,011              3,086
Other                                              (7,157)            (6,709)
Divested                                          (13,965)           (16,590)
Corporate                                        (133,732)           (64,341)
                                                ------------------------------
                                                 (107,216)           (70,198)
                                                ============       ===========


6. COMMITMENTS AND CONTINGENCIES

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group's financial position and operations.

Philippines

In the Philippines, all telecommunications companies require a congressional franchise in order to operate. Extelcom, then under different ownership, obtained a 50 year congressional franchise in 1958 to provide telecommunications services. Extelcom was granted its first provisional authority to operate a mobile cellular telephone system in Manila in December 1988 for an 18-month period. Extensions of this authority were granted in October 1992. Extelcom was granted a permanent certificate of public convenience to operate the system nationally.

The National Telecommunications Commission ("NTC") has issued an executive order requiring cellular and international gateway operators to construct and operate wireline telephone systems or to provide local exchange services in designated areas. Satisfaction of the terms of this order would require substantial capital investment. On March 1, 1995, legislation governing telecommunications services was enacted by the Philippines government, which required mobile telephone system operators to comply with their obligations to provide local exchange service in certain areas in accordance with these regulations. Extelcom's permanent license was granted prior to the executive order and this new law, and Extelcom's congressional franchise restricts its operations to cellular telephony. Accordingly, Extelcom's management does not know whether the requirements of the order or the new law will be imposed on Extelcom. Extelcom has nonetheless applied for a license to operate a personal communication service (public mobile telephone service) and local exchange service through wireless technology, in select areas. These applications are currently pending with the NTC.

Letters of support

In the normal course of business, the Company issues letters of support to various companies and joint ventures within the Group.

Operational environment

MIC has operations in emerging markets, including Asia, Latin America and Africa where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, MIC is involved in discussions regarding taxation, interconnect and tariffing arrangements, which can have a significant impact on the long-term economic viability of its operations. In management's opinion, the current status and anticipated evolution of the regulatory, political, technological and economic environments as well as its business arrangements with third parties in countries in which MIC has operations will not materially negatively impact MIC's financial position or operations.

New licenses

The Company continues to review options to acquire additional cellular telephone licenses in various countries.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from MIC's various joint ventures.

7. SUBSEQUENT EVENTS

In December 2002, MIC has swapped 672,016 shares of Tele2 `B' shares to Kinnevik against the repurchase of $ 42,500,000 nominal value of the Group's Senior Subordinated Discount Notes ("Notes"). In addition, MIC has purchased for cash Notes with a nominal value of $1,500,000.

In November 2002, the Group completed the sale of its remaining 83% in Multinational Automated Clearing House S.A. to a third party for a total consideration of Euro 95,000,000 (approximately $96,612,000). If the sale had occurred at September 30, 2002 for the same consideration, it would have resulted in a gain of approximately $ 61,665,000.

In December 2002, the Group sold its interest ownership into Express Telecommunications Co Inc for no consideration. If the sale had occurred at September 30, 2002, for the same consideration, it would have resulted in a loss of approximately $ 39,545,000.

In December 2002, the Group initiated the sale of Celcaribe SA, its Columbian operations. If the sale had occurred at September 30, 2002, for the same consideration, it would have resulted in a loss of approximately $68,024,000.

Since October 1, 2002, the Group sold 5,510,346 Tele2 AB `B' shares resulting in a book loss of approximately $98,000,000.



8. MILLION INTERNATIONAL OPERATIONS, B.V. CONSOLIDATING FINANCIAL INFORMATION

                      As of September 30, 2002
                      ------------------------------------------------------------------------------
                                                       Other
                      Millicom         Millicom        subsidiaries
                      International    International   and joint      Consolidation
                      Cellular         Operations      ventures       adjustments        Reported
                      SA               BV
                      ------------------------------------------------------------------------------
                      US $'000         US $'000        US $'000       US $'000           US $'000
                      ------------------------------------------------------------------------------

ASSETS
Licenses, net                  -              -          103,072          33,666          136,738
Deferred costs
and other                  7,251              -           17,549          (6,822)          17,978
non-current
assets, net
Tangible                     355              -          626,861        (154,839)         472,377
assets, net
Investment in            177,802        233,720        2,175,811      (2,345,809)         241,524
securities
Pledged deposits          41,865              -           29,317          (9,073)          62,109
Deferred                       -              -            2,350          (1,175)           1,175
taxation
Inventories                    -              -           15,549          (4,832)          10,717
Amounts due              982,246         43,415          869,507      (1,844,420)          50,748
from joint
ventures
Time deposits                  -              -           12,705          (1,731)          10,974
Cash and cash              4,923              -           60,228         (16,793)          48,358
equivalents
Other assets               9,746              -          255,197          39,573          304,516
                    --------------------------------------------------------------------------------
Total assets           1,224,188        277,135        4,168,146      (4,312,255)       1,357,214
                    --------------------------------------------------------------------------------

LIABILITIES
Corporate                962,000              -                -          (6,142)         955,858
subordinated
debt
Other debt and                 -              -          277,077         (37,635)         239,442
financing due
after one year
Other debt and                 -              -          265,704         (63,978)         201,726
financing due
within one year
Amounts due to                58              -            7,598               -            7,656
shareholders
Amounts due to                 -         10,869          686,150        (685,305)          11,714
affiliated
companies
Financial                      -              -                -          15,803           15,803
liabilities
Other                    367,386          1,464        1,174,652      (1,258,224)         285,278
liabilities
                    --------------------------------------------------------------------------------
Total liabilities      1,329,444         12,333        2,411,181      (2,035,481)       1,717,477
                    --------------------------------------------------------------------------------

EQUITY
Share capital            285,511        264,623        1,370,909      (1,639,054)         281,989
and premium
Revaluation                    -              -                -        (366,796)        (366,796)
reserve
Currency                       -              -            3,024         (83,322)         (80,298)
translation
reserve
Other                   (390,767)           179          383,032        (213,164)        (220,720)
shareholders'
equity
                    --------------------------------------------------------------------------------
Total                   (105,256)       264,802        1,756,965      (2,302,336)        (385,825)
shareholders'
equity
                    --------------------------------------------------------------------------------
Minority interest              -              -                -          25,562           25,562
                    --------------------------------------------------------------------------------



                      For the nine months ended September 30, 2001:

                                                       Other
                      Millicom         Millicom        subsidiaries
                      International    International   and joint      Consolidation
                      Cellular         Operations      ventures       adjustments        Reported
                      SA               BV
                      ------------------------------------------------------------------------------
                      US $'000         US $'000        US $'000       US $'000           US $'000
                      ------------------------------------------------------------------------------

ASSETS
Goodwill, net                  -              -                -          47,402           47,402
Licenses, net                  -              -          112,465          78,394          190,859
Tangible assets,           1,417              -          771,396        (252,829)         519,984
net
Investment in            178,067        265,493        1,991,282      (1,983,177)         451,665
securities
Pledged deposits          85,745              -           62,803        (113,053)          35,495
Amounts due from           6,554              -            8,200          (3,346)          11,408
affiliates
Other current                357              -           56,800          (8,039)          49,118
assets
Time deposits                  -              -           14,850            (817)          14,033
Other assets           1,300,161        106,791        1,388,638      (2,402,610)         392,980
                    --------------------------------------------------------------------------------
Total assets           1,572,301        372,284        4,406,434      (4,638,075)       1,712,944
                    --------------------------------------------------------------------------------

LIABILITIES
Deferred taxation              -              -           33,235         (12,057)          21,178
Corporate                962,000              -                -               -          962,000
subordinated debt
Other debt and                 -              -          218,430         (44,131)         174,299
financing due
after one year
Other debt and           171,750              -          301,626        (178,090)         295,286
financing due
within one year
Amounts due to               115              -           12,963               -           13,078
shareholders
Accrued interest          46,867              -           78,804         (32,315)          93,356
and other expenses
Other current                 52              -          115,967         (24,479)          91,539
liabilities
Other liabilities        299,402        107,398        2,166,820      (2,424,690)         148,930
                    --------------------------------------------------------------------------------
Total liabilities      1,480,185        107,398        2,927,845      (2,715,762)       1,799,666
                    --------------------------------------------------------------------------------

EQUITY
Share capital and        278,990        264,623        1,390,031      (1,654,654)         278,990
premium
Revaluation reserve            -              -                -        (287,555)        (287,555)
Currency                       -              -          (18,797)        (33,791)         (52,588)
translation reserve
Other                   (186,874)           263          107,355          45,143          (34,113)
shareholders'
equity
                    --------------------------------------------------------------------------------
Total                     92,116        264,886        1,478,589      (1,930,857)         (95,266)
shareholders'
equity
                    --------------------------------------------------------------------------------
Minority interest              -              -                -           8,544            8,544

                    --------------------------------------------------------------------------------

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. Millicom's cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, Millicom provides high-speed wireless data services in seven countries. Millicom also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. Millicom's shares are traded on the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.